[GRAPHIC OMITTED]



                                 July 19, 2006


Mr. Rufus Decker
Mr. Scott Watkinson
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549


                                ASHLAND INC.
                       ANNUAL REPORT ON FORM 10-K AND
          FORM 10-K/A FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
                              FILE NO. 1-32532


Dear Messrs. Decker and Watkinson:

Set forth below are responses from Ashland Inc. ("Ashland" or "we") to the comments (the "Comments") of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC"), dated July 13, 2006, concerning Ashland's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2005.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold.

           FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
           ------------------------------------------------------

FINANCIAL STATEMENTS
--------------------

NOTE I - SALE OF ACCOUNTS RECEIVABLE, PAGE F-18
-----------------------------------------------

COMMENT 1
---------

WE READ YOUR RESPONSE TO COMMENT ONE. RECEIVABLES SOLD UNDER THE FACILITY WERE $150 MILLION AS OF MARCH 31, 2005. JUST PRIOR TO JUNE 30, 2005, YOU DISCONTINUED SELLING RECEIVABLES UNDER THE FACILITY. YOU MADE A $150 MILLION PAYMENT TO THE PURCHASER'S AGENT DURING THE QUARTER ENDED JUNE 30, 2005. IN YOUR LETTER DATED MAY 25, 2006, YOU INDICATED THAT THE OFFSETTING JOURNAL ENTRY FOR THIS $150 MILLION PAYMENT WAS A DEBIT TO ACCOUNTS RECEIVABLE. SINCE YOU ARE PUTTING THE PREVIOUSLY SOLD ACCOUNTS RECEIVABLE BACK ON YOUR BALANCE SHEET, WE DO NOT UNDERSTAND WHY THIS IS NOT A REPURCHASE OF THOSE RECEIVABLES. AS SUCH, THE $150 MILLION PAYMENT WOULD APPEAR TO CONSTITUTE AN INVESTING CASH OUTFLOW FOR THE QUARTER ENDED JUNE 30, 2005. ANY CASH COLLECTIONS FROM THE $150 MILLION IN REPURCHASED RECEIVABLES WOULD APPEAR TO CONSTITUTE AN INVESTING CASH INFLOW IN PERIODS SUBSEQUENT TO JUNE 30, 2005. PLEASE REVISE YOUR FINANCIAL STATEMENTS AND RELATED DISCLOSURES ACCORDINGLY. IN DOING SO, PLEASE ENSURE THAT ADEQUATE DISCLOSURE OF THE PREVIOUSLY REPORTED AND AS RESTATED OPERATING AND INVESTING CASH FLOW LINE ITEMS IS INCLUDED.

Messrs. Decker and Watkinson
July 19, 2006
Page 2



Response 1
----------

We will change the 2005 cash flow statement in our Form 10-Q for the quarter ended June 30, 2006 as described herein and illustrated in the template below. We will add a caption in the Investment section titled "Purchase of accounts receivable" and include the $150 million payment as a cash outflow. We will then adjust our caption "Change in operating assets and liabilities" in the Operating section of the cash flow statement by the $150 million to account for the other side of this transaction. This will result in a cash inflow difference of $150 million in the Operating section and a cash outflow difference of $150 million in the Investment section compared to what was previously reported as illustrated below.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)
                                                                                                           YTD
                                                                                                       -------------
                                                                                                           2005
                                                                                                       -------------
CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
        Net Income                                                                                     $     1,893
        Results from discontinued operations (net of income taxes)                                               -
        Adjustments to reconcile income from continuing operations to cash flows from operating activities
           Depreciation, depletion and amortization                                                            141
           Deferred income taxes                                                                              (515)
           Equity income from affiliates                                                                      (530)
           Distributions from equity affiliates                                                                277
           Gain on the MAP Transaction                                                                      (1,295)
           Loss on early retirement of debt                                                                    145
           Change in operating assets and liabilities (a) (revised - see Note A)                                 5
           Other items                                                                                          (5)
                                                                                                       -------------
                                                                                                               116
CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
        Proceeds from issuance of common stock                                                                 100
        Excess tax benefits related to share-based payments                                                     17
        Repayment of long-term debt                                                                         (1,477)
        Repurchase of common stock                                                                               -
        Increase in short-term debt                                                                            (40)
        Cash dividends paid                                                                                    (60)
                                                                                                       -------------
                                                                                                            (1,460)
CASH FLOWS FROM INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS
        Additions to property, plant and equipment                                                            (285)
        Purchase of operations - net of cash acquired                                                         (152)
        Proceeds from sale of operations                                                                     2,397
        Purchases of available-for-sale securities                                                             (30)
        Proceeds from sales and maturities of available-for-sale securities                                     28
        Purchase of accounts receivable (revised - see Note A)                                                (150)
        Other - net                                                                                             11
                                                                                                       -------------
                                                                                                             1,819
                                                                                                       -------------
CASH PROVIDED BY CONTINUING OPERATIONS                                                                         475

Messrs. Decker and Watkinson
July 19, 2006
Page 3



        Cash used by discontinued operations (revised - see Note A)
           Operating cash flows                                                                                (26)
                                                                                                       -------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                                          449
                                                                                                       -------------

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                                                243
                                                                                                       -------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                                              $       692
                                                                                                       =============

(a) Excludes changes resulting from operations acquired or sold.

Note A - Significant Accounting Policies in our Form 10-Q for the quarter ended June 30, 2006, will contain the following statement: "The company has separately disclosed in the Statements of Consolidated Cash Flows the operating portion of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount. There were no financing or investing cash flows related to discontinued operations for the reported periods. In addition, for the nine month period ended June 30, 2005, the presentation of Ashland's repurchase of accounts receivable previously sold under its sale of receivables facility has been revised. The Investment section contains a new caption entitled "Purchase of accounts receivable" for the $150 million cash outflow in the period. The "Change in operating and liabilities" caption in the Operating section has been increased by $150 million. As a result, the repurchase is reflected as an investing cash outflow in the June 2005 period. Collections of these receivables will be reflected as an investing cash inflow in the September 2005 cash flow statement."

We will change our 2005 cash flow statement in our Form 10-K for the year ending September 30, 2006, as described herein and illustrated in the template below. We will add a caption in the Investment section titled "Purchase of accounts receivable" and include the $150 million payment as a cash outflow. We will then add a caption in the Investment section titled "Collections of accounts receivable purchased" and include the $150 million receipt as a cash inflow. This will result in no change to the Investment and Operating section subtotal compared to what was previously reported as illustrated below.

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)
                                                                                                            YTD
                                                                                                       --------------
                                                                                                           2005
                                                                                                       --------------
CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
        Net Income                                                                                     $      2,004
        Results from discontinued operations (net of income taxes)                                                1
        Adjustments to reconcile income from continuing operations to cash flows from operating activities
           Depreciation, depletion and amortization                                                             193
           Deferred income taxes                                                                               (532)
           Equity income from affiliates                                                                       (531)
           Distributions from equity affiliates                                                                 281
           Gain on the MAP Transaction                                                                       (1,284)
           Loss on early retirement of debt                                                                     145
           Change in operating assets and liabilities (a)                                                      (255)
           Other items                                                                                           (5)
                                                                                                       --------------
                                                                                                                 17

Messrs. Decker and Watkinson
July 19, 2006
Page 4



CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
        Proceeds from issuance of common stock                                                                  115
        Excess tax benefits related to share-based payments                                                      20
        Repayment of long-term debt                                                                          (1,552)
        Repurchase of common stock                                                                             (100)
        Increase in short-term debt                                                                             (40)
        Cash dividends paid                                                                                     (79)
                                                                                                       --------------
                                                                                                             (1,636)
CASH FLOWS FROM INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS
        Additions to property, plant and equipment                                                             (380)
        Purchase of operations - net of cash acquired                                                          (156)
        Proceeds from sale of operations                                                                      3,306
        Purchases of available-for-sale securities                                                             (402)
        Proceeds from sales and maturities of available-for-sale securities                                       1
        Purchase of accounts receivable (revised - see Note A)                                                 (150)
        Collections of accounts receivable purchased (revised - see Note A)                                     150
        Other - net                                                                                              19
                                                                                                       --------------
                                                                                                              2,388
                                                                                                       --------------
CASH PROVIDED BY CONTINUING OPERATIONS                                                                          769
        Cash used by discontinued operations (revised - see Note A)
           Operating cash flows                                                                                 (27)
                                                                                                       --------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                                           742
                                                                                                       --------------

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                                                 243
                                                                                                       --------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                                              $        985
                                                                                                       ==============

(a) Excludes changes resulting from operations acquired or sold.

Note A - Significant Accounting Policies in our Form 10-K for year ending September 30, 2006, will contain the following statement: "The company has separately disclosed in the Statements of Consolidated Cash Flows the operating portion of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount. There were no financing or investing cash flows related to discontinued operations for the reported periods. In addition, for the year ended September 30, 2005, the company added a cash outflow and inflow caption in the Investment section entitled "Purchase of accounts receivable" and "Collections of accounts receivable purchased" for $150 million, respectively. These new captions disclose the cash paid for the previously disclosed repurchase of accounts receivable previously sold under Ashland's sale of receivables facility and the subsequent collection of those repurchased receivables."

INFORMATION BY INDUSTRY SEGMENT, PAGE F-30
------------------------------------------

COMMENT 2
---------

WE HAVE REVIEWED YOUR RESPONSE TO COMMENT FOUR. THE MARCH 2006 FINANCIAL SUMMARY PRESENTS THE OPERATING RESULTS OF SUBCOMPONENTS OF APAC, ASHLAND DISTRIBUTION, AND ASHLAND SPECIALTY CHEMICAL. WE ASSUME THIS FINANCIAL SUMMARY IS REGULARLY REVIEWED BY MR. O'BRIEN TO ASSESS PERFORMANCE, SINCE HIS NAME APPEARS ON THE DISTRIBUTION LIST. AS A RESULT, THESE SUBCOMPONENTS APPEAR TO CONSTITUTE OPERATING SEGMENTS. PLEASE PROVIDE US WITH AN ANALYSIS OF THE FACTORS LISTED IN PARAGRAPH 17 OF SFAS 131, INCLUDING

Messrs. Decker and Watkinson
July 19, 2006
Page 5

LONG-TERM GROSS MARGINS, WHICH WOULD JUSTIFY AGGREGATION OF THESE OPERATING SEGMENTS INTO THE REPORTABLE SEGMENTS YOU CURRENTLY PRESENT IN YOUR FINANCIAL STATEMENTS. OTHERWISE, PLEASE REASSESS THE REPORTABLE SEGMENTS YOU PRESENT IN YOUR FINANCIAL STATEMENTS AND EXPLAIN TO US HOW YOU DETERMINED YOUR REVISED REPORTABLE SEGMENTS. IF MR. O'BRIEN DOES NOT RECEIVE THIS REPORT, PLEASE PROVIDE US ADDITIONAL INFORMATION TO HELP US UNDERSTAND WHY THIS IS THE CASE.

Response 2
----------

Ashland is currently experiencing a significant transitional period. As you are aware, in June 2005, we divested our interest in Marathon Ashland Petroleum LLC. Also, we have completed the majority of our acquisition of Degussa AG's water treatment business and have announced that we are exploring a possible separation of APAC from Ashland by means of spin-off or sale.

These and other factors have resulted in our management's reassessment of our currently reported segments. We have determined that the Water Technologies and Performance Materials businesses in the former Ashland Specialty Chemical segment are functionally now segments themselves. Beginning with our Form 10-Q for the quarter ended June 30, 2006, we will begin reporting the financial performance of both Water Technologies and Performance Materials as separate segments. We will restate the applicable comparative periods for all the financial information disclosed within the segment footnote of our Form 10-Q for the quarter ended June 30, 2006 in accordance with Financial Accounting Standard No. 131.

Conversely, the APAC and Ashland Distribution segments are still the appropriate reportable segments since they effectively are able to be assessed and reviewed by the Chief Operating Decision Maker (CODM), which we have previously identified to you as Jim O'Brien - Chief Executive Officer, at this segment level. Although these segments are managed operationally along regional lines, each regional component provides essentially the same products and services, therefore enabling the CODM to review all financial information and make operational decisions at the historically reported segment level.

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please   acknowledge   receipt  of  this  response   letter  by  electronic
confirmation.

Please call David Mattingly, Senior Counsel, or William Thompson, Assistant Controller, at (859) 815-5368 and (859) 815-5937, respectively, if you have any questions regarding this submission.


                                       Very truly yours,

                                       /s/ J. Marvin Quin

                                       J. Marvin Quin
                                       Senior Vice President
                                       and Chief Financial Officer